As filed with the Securities and Exchange Commission on June [ ], 2014

Registration No. 333-195679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ECLIPSE RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1311	46-4812998
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2121 Old Gatesburg Road, Suite 110
State College, Pennsylvania 16803
(866) 590-2568
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Benjamin W. Hulburt
Chairman, President and Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Road, Suite 110
State College, Pennsylvania 16803
(866) 590-2568
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Glen J. Hettinger
Bryn A. Sappington
Fulbright & Jaworski LLP
(a member of Norton Rose Fulbright)
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201
(214) 855-8000

Sean T. Wheeler
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
(713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	34,845,000	$30.00	$1,045,350,000	$134,641.08

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 4,545,000 additional shares of common stock that the underwriters have the option to purchase.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) The Registrant previously paid $12,880 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE [   ], 2014

PRELIMINARY PROSPECTUS

30,300,000 Shares



Eclipse Resources Corporation
Common Stock

This is the initial public offering of the common stock of Eclipse Resources Corporation. We are offering 21,500,000 shares of our common stock and the selling stockholders identified in this prospectus are offering 8,800,000 shares of our common stock. We will not receive any proceeds from the sale of shares held by the selling stockholders. No public market currently exists for our common stock. We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act and are eligible for reduced public company reporting requirements. Please see "Summary—Emerging Growth Company Status."

We have applied to list our common stock on the New York Stock Exchange under the symbol "ECR."

We anticipate that the initial public offering price will be between $27.00 and $30.00 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 20 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling stockholders	$	$

(1) Please read "Underwriting" for a description of all underwriting compensation payable in connection with this offering.

The selling stockholders have granted the underwriters the option to purchase up to 4,545,000 additional shares of common stock on the same terms and conditions set forth above solely to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about   , 2014.

Joint Book-Running Managers

Citigroup	**Goldman, Sachs & Co.**	**Morgan Stanley**
Barclays	**BMO Capital Markets**	**Deutsche Bank Securities**
KeyBanc Capital Markets		**RBC Capital Markets**

Senior Co-Managers

Jefferies	**Wells Fargo Securities**

Co-Managers

Capital One Securities	**Johnson Rice & Company L.L.C.**	**Scotiabank/Howard Weil**	**Simmons & Company International**

Prospectus dated   , 2014

SUMMARY

This summary highlights some of the information contained in this prospectus and does not contain all of the information that may be important to you. You should read this entire prospectus and the documents to which we refer you before making an investment decision. You should carefully consider the information set forth under "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes thereto included elsewhere in this prospectus. Unless otherwise indicated, information presented in this prospectus assumes (i) the initial public offering price of the shares of our common stock will be $28.50 per share (which is the midpoint of the price range set forth on the cover of this prospectus), (ii) the underwriters' option to purchase additional shares from the selling stockholders is not exercised, and (iii) the completion of our corporate reorganization as set forth in "Corporate Reorganization."

Please see "Defined Terms" on page ii of this prospectus for definitions of some of the terms used in this prospectus and Annex A to this prospectus for a glossary of other defined terms used in this prospectus, including certain oil and natural gas industry terms.

Our Company

We are an independent exploration and production company engaged in the acquisition and development of oil and natural gas properties in the Appalachian Basin. As of March 31, 2014, we had assembled an acreage position approximating 227,230 net acres in Eastern Ohio. Approximately 96,240 of our net acres are located in what we believe to be the most prolific and economic area of the Utica Shale fairway, which we refer to as the Utica Core Area, and approximately 25,740 of these net acres are also prospective for the highly liquids rich area of the Marcellus Shale in Eastern Ohio within what we refer to as Our Marcellus Project Area. The geographic extent of the Utica Core Area and Our Marcellus Project Area is depicted on the map located on the inside cover of this prospectus and defined in the section of this prospectus titled "Defined Terms." We are the operator of approximately 81% of our net acreage within the Utica Core Area and Our Marcellus Project Area. As of March 31, 2014, we had identified 863 net horizontal drilling locations across our acreage, comprised of 668 locations within the Utica Core Area and 195 locations within Our Marcellus Project Area. As of March 31, 2014, we, or our operating partners, had commenced drilling 72 gross wells within the Utica Core Area and 3 gross wells within Our Marcellus Project Area. We intend to focus on developing our substantial inventory of horizontal drilling locations and will continue to opportunistically add to this acreage position where we can acquire acreage at attractive prices.

We have assembled a team of executive and operating professionals with significant knowledge and experience in the Appalachian Basin, particularly with respect to drilling unconventional oil and natural gas wells, managing large scale drilling programs and optimizing the value of the associated production through a coordinated midstream effort. Our senior management has over 250 years of combined, engineering, land, legal and financial expertise. Benjamin W. Hulburt, our Chairman, President and Chief Executive Officer, and Christopher K. Hulburt, our Executive Vice President, Secretary and General Counsel, co-founded Eclipse Resources in 2011. Ben Hulburt co-founded Rex Energy where he served as its President and Chief Executive Officer from that company's inception through its considerable growth and entry into the liquids rich region of the Marcellus Shale. Chris Hulburt was formerly the Executive Vice President, Secretary and General Counsel of Rex Energy. Thomas S. Liberatore, our Executive Vice President and Chief Operating Officer, was formerly the Vice President and Appalachian Basin Regional Manager for Cabot Oil & Gas, where he led that company's entry into its industry-leading Marcellus Shale position in Northeastern Pennsylvania. Additionally, our Vice Presidents of Drilling & Completions; Geology; Operations; Land; and Health, Safety, Environment & Regulatory all have significant experience in the Appalachian region. See "Management."

the Dry Gas Window of the Utica Core Area. Our non-operated production operated by Antero Resources is marketed and processed by Antero Resources on our behalf and is currently being processed and fractionated by MarkWest Energy Partners. Further, our acreage position is centered near the confluence of several interstate pipeline systems including Texas Eastern, Rockies Express, Dominion Transmission, Dominion East Ohio and Tennessee Gas. This location provides us with the opportunity to assemble a diversified strategy to sell our gas, both within the Appalachian Region, and in other areas including the Gulf Coast and Mid-West markets. Additionally, we have recently entered into a long-term agreement with Shell to sell a significant portion of our projected ethane production from our rich gas assets, pending construction of their ethane cracker facility, which we expect to realize a premium price compared to net prices currently available after deducting transportation costs. We believe this approach will offer us diversity of revenue streams and a unique ability to manage our basis risk through a combination of long-term firm transportation, short to medium-term firm sales agreements, and short-term spot gas sales to capture market fluctuations.

- *Well Capitalized Balance Sheet with Financial Flexibility*.   As of March 31, 2014, on a pro forma basis after giving effect to this offering, we would have had cash on hand of approximately $588.8 million. We believe this cash balance, along with our cash flows from operations and our projected borrowing availability under our revolving credit facility, will be sufficient to fund our capital expenditures and other obligations necessary to execute our business plan over the 2 year period following the completion of this offering. Additionally, we expect to maintain a commodity hedging program designed to mitigate volatility in commodity prices and to protect our expected future cash flows. We expect to enter into commodity derivative contracts such as collars and swaps on at least 50% of our projected proved developed reserves on a forward-looking basis for a period of 1 to 3 years.

- *Proven Management that is Highly Aligned with Stockholders*.   Our management team possesses extensive oil and natural gas acquisition and development expertise in shale plays, particularly within the Appalachian Basin, and will have a significant economic interest in us upon completion of this offering. Several members of our senior management team have significant experience managing public companies, which we believe benefits our stockholders. Management's economic interest in us will initially be held in the form of incentive units issued by Eclipse Holdings and could increase following completion of this offering, without diluting public investors, if our stock price appreciates. See "Executive Compensation—Long-Term Incentive Compensation—Incentive Units" for a description of the incentive units. Management's current ownership interest in Eclipse Holdings combined with its potential for increased ownership interest in Eclipse Holdings provides a strong incentive for management to grow the value of our company.

Our Business Strategy

Our goal is to create stockholder value by aggressively developing our asset base while generating industry-leading rates of return on our capital. We intend to pursue a number of steps to execute our strategy, including:

- *Aggressively Grow Production, Cash Flow and Reserves through the Economic Development of Our Drilling Inventory.*   We intend to aggressively develop our portfolio of identified drilling locations to maximize the present value of the substantial resource we have accumulated. Our management team has considerable experience managing large-scale drilling programs and is focused on growing production, cash flow and reserves in an economically efficient manner. We began to delineate our acreage position within the Utica Core Area and Our Marcellus Project Area in 2013. We are currently operating 3 horizontal rigs, and we expect to bring our total operated horizontal rig count to 6 by year end 2014. In 2014, we plan to invest $577.4 million in drilling and completion capital and plan to spud or participate in 176 gross (69 net) shale wells.



Ownership Structure After Giving Effect to Our Corporate Reorganization and this Offering

EnCap Funds

Management Funds[1]

Management Holdco[2]

100% Class A Units

100% Class B Units

100% Class C Units

Eclipse Holdings, L.P.
("Eclipse Holdings")

Public Investors

129,700,000 Shares
81.1% of the outstanding shares

30,300,000 Shares
18.9% of the outstanding shares

Eclipse Resources Corporation
(NYSE: ECR)

100% Membership Interests

100% Limited Partner Interests

Eclipse GP, LLC

100% General Partner Interests

Eclipse Resources I, LP
("Eclipse I")

100% Direct Ownership Interest

Operating Subsidiaries

(1)   The Management Funds include The Hulburt Family II Limited Partnership, CKH Partners II, L.P and Kirkwood Capital, L.P., which are controlled by Benjamin W. Hulburt, Christopher K. Hulburt and Thomas S. Liberatore, respectively.

(2)   Management Holdco is controlled by the board of managers of its general partner. The current members of the board of managers are Benjamin W. Hulburt, Christopher K. Hulburt, Thomas S. Liberatore and Matthew R. DeNezza. The foregoing individuals have equal ownership interests in the general partner.

Our Principal Stockholders

Upon the completion of our corporate reorganization and this offering, Eclipse Holdings will directly own 129,700,000 shares of our common stock, representing approximately 81.1% of the outstanding shares of our common stock (or 125,155,000 shares of our common stock, representing approximately 78.2% of the outstanding shares of our common stock, if the underwriters exercise in full their option to purchase additional shares). Eclipse Holdings will be owned by the EnCap Funds, the Management Funds and Management Holdco upon the completion of our corporate reorganization. EnCap was formed in 1988 and provides private equity to independent oil and gas companies focused on exploration, production and midstream activities. Since its inception, EnCap has formed 17 institutional oil and gas investment funds with aggregate capital commitments of approximately $18 billion. See "Principal and Selling Stockholders" for more information regarding the ownership of our common stock by our principal and selling stockholders.

<p align="center">Emerging Growth Company Status</p>

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

- provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

- provide more than two years of audited financial statements and related management's discussion & analysis of financial condition and results of operations;

- comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act; or

- obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an "emerging growth company" upon the earliest of:

- the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

- the date on which we become a "large accelerated filer" (the fiscal year end on which the total market value of our common equity securities held by non-affiliates is $700.0 million or more as of June 30);

- the date on which we issue more than $1.0 billion of non-convertible debt over a 3-year period; or

- the last day of the fiscal year following the 5th anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period, and as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

The Offering

Shares of common stock offered by us	21,500,000 shares.
Shares of common stock offered by the selling stockholders	8,800,000 shares (or 13,345,000 shares, if the underwriters exercise in full their option to purchase additional shares).
Shares of common stock to be outstanding after the offering	160,000,000 shares.
Shares of common stock owned by Eclipse Holdings after the offering	Eclipse Holdings will directly own 129,700,000 shares of our common stock, representing approximately 81.1% of the outstanding shares of our common stock (or 125,155,000 shares, representing approximately 78.2% of the outstanding shares of our common stock, if the underwriters exercise in full their option to purchase additional shares).
Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 4,545,000 additional shares of our common stock to the extent the underwriters sell more than 34,845,000 shares of common stock in this offering.
Use of proceeds	We expect to receive approximately $578.9 million of net proceeds (assuming an initial public offering price of $28.50 per share, the midpoint of the range set forth on the cover of this prospectus) from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
	We intend to use approximately $518.9 million of our net proceeds to fund our capital expenditure plan and approximately $60.0 million of our net proceeds to repay borrowings under our revolving credit facility.
	We will not receive any proceeds from the sale of shares by the selling stockholders (including pursuant to the underwriters' option to purchase additional shares). However, certain affiliates of the EnCap Funds and certain of our executive officers may indirectly receive proceeds from such sale of shares by the selling stockholders as a result of a distribution of proceeds by the selling stockholders to their respective limited partners, as applicable. See "Principal and Selling Stockholders."
	Affiliates of Citigroup Global Markets Inc., Goldman Sachs & Co., Morgan Stanley & Co. LLC, BMO Capital Markets Corp. and KeyBanc Capital Markets Inc. are lenders under our revolving credit facility and, accordingly will receive a portion of the net proceeds of this offering. See "Use of Proceeds" and "Underwriting."
Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, certain of our debt instruments place restrictions on our ability to pay cash dividends. See "Dividend Policy."

(in thousands)	Eclipse I		Eclipse I		Eclipse Resources Corporation	
	Three Months Ended March 31,		Year Ended December 31,		Pro Forma Three Months Ended March 31,	Pro Forma Year Ended December 31,
	2014	2013	2013	2012	2014	2013
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)
Statement of operations data:						
REVENUES						
Natural gas, NGLs and oil sales	$ 24,788	$ 288	$ 12,935	$ 370	$ 24,788	$ 20,638
Total revenues	24,788	288	12,935	370	24,788	20,638
OPERATING EXPENSES						
Exploration	4,545	72	3,022	3,899	4,545	3,205
Lease operating	1,791	5	2,576	16	1,791	4,736
Transportation, gathering and compression	904	—	67	—	904	67
Production and ad valorem taxes	353	4	77	1	353	164
Depreciation, depletion and amortization	12,027	488	6,163	404	12,027	9,256
Impairments	—	—	2,081	793	—	2,081
General and administrative	8,394	1,483	21,276	4,425	8,394	23,808
Accretion expense	186	—	364	—	186	702
Gain on reduction of pension liability	(2,208)	—	—	—	(2,208)	—
Total operating expenses	25,992	2,052	35,626	9,538	25,992	44,019
Gain on sale of property	—	—	—	372	—	—
OPERATING LOSS	(1,204)	(1,764)	(22,691)	(8,796)	(1,204)	(23,381)
OTHER INCOME (EXPENSE)						
Gain (loss) on derivative instruments	(3,611)	—	—	—	(3,611)	—
Interest income (expense), net	(13,636)	5	(20,850)	37	(13,603)	(41,552)
Total other income (expense), net	(17,247)	5	(20,850)	37	(17,214)	(41,552)
LOSS BEFORE INCOME TAXES	(18,451)	(1,759)	(43,541)	(8,759)	(18,418)	(64,933)
INCOME TAX BENEFIT	—	—	—	—	6,446	24,897
NET LOSS	$ (18,451)	$ (1,759)	$ (43,541)	$ (8,759)	$ (11,972)	$(40,036)
Balance sheet data (at period end):						
Cash and cash equivalents	27,328		109,509	27,057	588,762	
Total property and equipment, net	1,144,907		1,018,084	106,253	1,146,910	
Total assets	1,211,293		1,143,523	133,522	1,774,859	
Total debt	432,230		389,247	—	412,230	
Total partners' / stockholders' capital	698,354		667,971	126,704	1,223,431	
Net cash provided by (used in):						
Operating activities	104	232	15,250	(3,381)		
Investing activities	(151,140)	(69,211)	(897,086)	(47,535)		
Financing activities	68,855	58,136	964,288	68,916		

Eclipse Holdings, which is owned by the EnCap Funds, the Management Funds and Management Holdco, will hold a substantial majority of our common stock.

Immediately following the completion of this offering, Eclipse Holdings, which is owned by the EnCap Funds, the Management Funds and Management Holdco, will hold approximately 81.1% of the outstanding shares of our common stock (assuming the underwriters' option to purchase additional shares from the selling stockholders is not exercised). Eclipse Holdings is entitled to act separately in its own interest with respect to its shares of our common stock, and Eclipse Holdings will have the voting power to elect all of the members of our board of directors and thereby control our management and affairs. In addition, Eclipse Holdings will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company. The existence of a significant stockholder may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

So long as Eclipse Holdings continues to control a significant amount of our common stock, Eclipse Holdings and its limited partners will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of Eclipse Holdings and its limited partners may differ or conflict with the interests of our other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

The stockholders' agreement we expect to enter into in connection with the completion of this offering will permit our principal stockholders to designate a majority of the members of our board of directors.

In connection with the completion of this offering, we will enter into a stockholders agreement with Eclipse Holdings and its limited partners, the EnCap Funds, the Management Funds and Management Holdco, which we refer to as our principal stockholders, pursuant to which such stockholders will be provided with certain rights relative to designated director nominees and will agree to vote their shares of common stock in accordance with the stockholders agreement, including as it relates to the election of directors. See "Certain Relationships and Related Party Transactions—Stockholders Agreement." Certain members of our management control or have other relationships with our principal stockholders. See "Principal and Selling Stockholders."

Conflicts of interest could arise in the future between us, on the one hand, and EnCap and its affiliates, including its portfolio companies, on the other hand, concerning, among other things, potential competitive business activities or business opportunities.

EnCap is a leading provider of private equity to the independent sector of the U.S. oil and gas industry and manages investment funds with ownership interests in Eclipse Holdings. EnCap and its affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. EnCap and its affiliates may acquire or seek to acquire assets that we seek to acquire, and as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, EnCap has an interest in Caiman Energy II, LLC, which owns a significant interest in Blue Racer, a provider of firm gathering, processing and fractionation capacity for our operated acreage in the Rich Gas, Condensate and Rich Condensate Windows of the Utica Core Area. See "Business—Midstream Agreements." As a result, EnCap's interests with respect to matters arising in connection with our arrangements with Blue Racer may not align with our interests. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our common stock.

price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- a classified board of directors, so that only approximately one-third of our directors are elected each year;

- limitations on the removal of directors;

- limitations on the ability of our stockholders to call special meetings;

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our amended and restated bylaws; and

- establishing advance notice and information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

See "Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law."

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our common stock shall be deemed to have notice of and consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $20.86 per share.

Based on an assumed initial public offering price of $28.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $20.86 per share in the net tangible book value per share of common stock from the initial public offering price, and our net tangible book value as of March 31, 2014 on a pro forma basis would have been $7.65 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We may invest or spend our net proceeds from this offering in ways with which you may not agree or in ways which may not yield a return.

Our net proceeds from this offering are expected to be used to repay our borrowings under our revolving credit facility and fund our exploration and development program and other capital expenditures. Our management will have considerable discretion in the application of our net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Until our net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We do not intend to pay cash dividends on our common stock, and our revolving credit facility and the indenture governing our senior unsecured notes place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare cash dividends on shares of our common stock in the foreseeable future. Additionally, our revolving credit facility and the indenture governing our senior unsecured notes place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock will ever exceed the price that you pay in this offering.

Future sales of our common stock could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public or private offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding shares of common stock. This number includes shares that we and the selling stockholders are selling in this offering and shares that the selling stockholders may sell in this offering if the underwriters exercise their option to purchase 4,545,000 additional shares in full, which may be resold immediately in the public market. Following the completion of this offering, and assuming no exercise of the underwriters' option to purchase additional shares, Eclipse Holdings will own 129,700,000 shares of our common stock, or approximately 81.1% of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting," but may be sold into the market in the future. Eclipse Holdings and its limited partners will be parties to a registration rights agreement with us which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Certain employees will be subject to restrictions on the sale of their shares for 180 days after the date of this prospectus. However, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these employees may sell such shares into the public market. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

USE OF PROCEEDS

Assuming an initial offering price of $28.50 per share, the midpoint of the range set forth on the cover of this prospectus, we expect to receive approximately $578.9 million of net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use approximately $518.9 million of our net proceeds from this offering to fund our capital expenditures plan and approximately $60.0 million of our net proceeds from this offering to repay borrowings under our revolving credit facility.

The following table illustrates our anticipated use of the proceeds of this offering.

Sources of Funds (In millions)		Uses of Funds (In millions)	
Gross proceeds from this offering	$612.8	Funding of our capital expenditure plan	$518.9
		Repayment of our revolving credit facility⁽¹⁾ . . .	60.0
		Underwriting discounts, fees and expenses	33.9
Total Sources of Funds	$612.8	**Total Uses of Funds**	$612.8

(1)   Includes $40.0 million that was drawn under our revolving credit facility subsequent to March 31, 2014 to finance our capital expenditure plan.

As of March 31, 2014, we had $20.0 million in outstanding borrowings under our revolving credit facility. Our revolving credit facility matures on January 15, 2018, and interest on outstanding borrowings accrue based on, at our option, LIBOR or the alternate base rate, in each case, plus an applicable margin that is determined based on our utilization of commitments under our revolving credit facility. The interest rate with respect to outstanding borrowings under our revolving credit facility was 1.99% as of March 31, 2014. The borrowings to be repaid were incurred primarily for our drilling and development program and for general corporate purposes. As of May 1, 2014, our borrowing base was increased to $100.0 million, of which $60.0 million was drawn. While we currently do not have plans to immediately borrow additional amounts under our revolving credit facility following the closing of this offering, we may at any time re-borrow amounts repaid under our revolving credit facility, and we expect to do so to fund our capital program.

A $1.00 increase or decrease in the assumed initial public offering price of $28.50 per share would cause our net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable to us, to increase or decrease, respectively, by approximately $20.5 million. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds to fund our exploration and development program. If the proceeds decrease due to a lower initial public offering price, then we would reduce by a corresponding amount our net proceeds directed to our exploration and development program.

The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 4,545,000 additional shares of our common stock to the extent the underwriters sell more than 34,845,000 shares of common stock in this offering. We will not receive any proceeds from the sale of shares by the selling stockholders pursuant to any exercise by the underwriters of their option to purchase additional shares of our common stock from the selling stockholders. We will pay all expenses of the selling stockholders related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling stockholders.

Certain affiliates of the EnCap Funds and certain of our executive officers may indirectly receive proceeds from the sale of shares by the selling stockholders as a result of a distribution of proceeds by the selling stockholders to their respective limited partners, as applicable. See "Principal and Selling Stockholders."

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

- on an actual basis; and

- on a pro forma basis to give effect to our corporate reorganization as described under "Corporate Reorganization," which will be completed immediately prior to or contemporaneously with the closing of this offering, our sale of 21.5 million shares of common stock in this offering, at an assumed offering price of $28.50 per share, which is the midpoint of the range set forth on the cover of this prospectus, and our use of the net proceeds as set forth under "Use of Proceeds."

This table should be read in conjunction with, and is qualified in its entirety by reference to, "Use of Proceeds" and our historical consolidated financial statements and unaudited pro forma financial information and the related notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2014	
	Actual	Pro Forma
	(in thousands, except share data)	
Cash and cash equivalents[1]	$ 27,328	$ 588,762
Indebtedness:		
Revolving credit facility[2]	$ 20,000	—
12.0% senior unsecured PIK notes due 2018	412,230	412,230
Total indebtedness	432,230	412,230
Equity:		
Partners' capital	698,048	—
Preferred stock, $0.01 par value; 50,000,000 shares authorized (pro forma); no shares issued and outstanding (pro forma)	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized (pro forma); 160,000,000 shares issued and outstanding (pro forma)	—	1,600
Additional paid-in capital	—	1,275,309
Accumulated deficit	—	(53,784)
Accumulated other comprehensive income	306	306
Total equity	698,354	1,223,431
Total capitalization	$1,130,584	$1,635,661

(1) Cash and cash equivalents as of March 31, 2014 reflects $1.4 million of the estimated expenses from this offering that have already been paid.

(2) As of May 1, 2014, our borrowing base was increased to $100.0 million, of which $60.0 million was drawn.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of March 31, 2014, after giving effect to our corporate reorganization as described under "Corporate Reorganization" was $644.3 million, or $4.65 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of shares of common stock that will be outstanding immediately prior to the closing of this offering after giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of March 31, 2014 would have been approximately $1.2 billion, or $7.64 per share. This represents an immediate increase in the net tangible book value of $2.99 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $20.86 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$28.50
Pro forma net tangible book value per share as of March 31, 2014 (after giving effect to our corporate reorganization)	$4.65	
Increase per share attributable to new investors in this offering	$2.99	
As adjusted pro forma net tangible book value per share after giving effect to our corporate reorganization and this offering		$ 7.64
Dilution in pro forma net tangible book value per share to new investors in this offering		$20.86

The following table summarizes, on an adjusted pro forma basis as of March 31, 2014, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $28.50 per share, the midpoint of the range set forth on the cover of this prospectus, calculated before deduction of estimated underwriting discounts and commissions and expenses payable by us:

	Shares Acquired		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
			(in thousands)		
Existing owners[1]	129,700,000	81.1%	$ 772,594	47.2%	$ 5.96
New investors in this offering	30,300,000	18.9%	863,550	52.8%	$28.50
Total	160,000,000	100.0%	$1,636,144	100.0%	$10.23

(1) The number of shares disclosed for the existing owners includes 4,545,000 shares that may be sold by the selling stockholders in this offering pursuant to any exercise of the underwriters' option to purchase additional shares of common stock.

A $1.00 increase or decrease in the assumed initial public offering price of $28.50 per share, which is the midpoint of the range set forth on the cover of this prospectus, would increase or decrease, respectively, our as adjusted pro forma net tangible book value as of March 31, 2014 by approximately $20.5 million, the as adjusted pro forma net tangible book value per share after this offering by $0.14 per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $0.86 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase 4,545,000 additional shares, then the number of shares held by new investors will increase to 34,845,000, or approximately 21.8% of our outstanding shares of common stock.

	Eclipse I		Eclipse I		Eclipse Resources Corporation	
	Three Months Ended March 31,		Year Ended December 31,		Pro Forma Three Months Ended March 31,	Pro Forma Year Ended December 31,
	2014	2013	2013	2012	2014	2013
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)
(in thousands)						
Statement of operations data:						
REVENUES						
Natural gas, NGLs and oil sales	$ 24,788	$ 288	$ 12,935	$ 370	$ 24,788	$ 20,638
Total revenues	24,788	288	12,935	370	24,788	20,638
OPERATING EXPENSES						
Exploration	4,545	72	3,022	3,899	4,545	3,205
Lease operating	1,791	5	2,576	16	1,791	4,736
Transportation, gathering and compression	904	—	67	—	904	67
Production and ad valorem taxes	353	4	77	1	353	164
Depreciation, depletion and amortization	12,027	488	6,163	404	12,027	9,256
Impairments	—	—	2,081	793	—	2,081
General and administrative	8,394	1,483	21,276	4,425	8,394	23,808
Accretion expense	186	—	364	—	186	702
Gain on reduction of pension liability	(2,208)	—	—	—	(2,208)	—
Total operating expenses	25,992	2,052	35,626	9,538	25,992	44,019
Gain on sale of property	—	—	—	372	—	—
OPERATING LOSS	(1,204)	(1,764)	(22,691)	(8,796)	(1,204)	(23,381)
OTHER INCOME (EXPENSE)						
Gain (loss) on derivative instruments	(3,611)	—	—	—	(3,611)	—
Interest income (expense), net	(13,636)	5	(20,850)	37	(13,603)	(41,552)
Total other income (expense), net	(17,247)	5	(20,850)	37	(17,214)	(41,552)
LOSS BEFORE INCOME TAXES	(18,451)	(1,759)	(43,541)	(8,759)	(18,418)	(64,933)
INCOME TAX BENEFIT	—	—	—	—	6,446	24,897
NET LOSS	$ (18,451)	$ (1,759)	$ (43,541)	$ (8,759)	$ (11,972)	$(40,036)
Balance sheet data (at period end):						
Cash and cash equivalents	27,328		109,509	27,057	588,762	
Total property and equipment, net	1,144,907		1,018,084	106,253	1,146,910	
Total assets	1,211,293		1,143,523	133,522	1,774,859	
Total debt	432,230		389,247	—	412,230	
Total partners' / stockholders' capital	698,354		667,971	126,704	1,223,431	
Net cash provided by (used in):						
Operating activities	104	232	15,250	(3,381)		
Investing activities	(151,140)	(69,211)	(897,086)	(47,535)		
Financing activities	68,855	58,136	964,288	68,916		

centered near the confluence of several interstate pipeline systems including Texas Eastern, Rockies Express, Dominion Transmission, Dominion East Ohio and Tennessee Gas. This location provides us with the opportunity to assemble a diversified strategy to sell our gas, both within the Appalachian Region, and in other areas including the Gulf Coast and Mid-West markets. Additionally, we have recently entered into a long-term agreement with Shell to sell a significant portion of our projected ethane production from our rich gas assets, pending construction of their ethane cracker facility, which we expect to realize a premium price compared to net prices currently available after deducting transportation costs. We believe this approach will offer us diversity of revenue streams and a unique ability to manage our basis risk through a combination of long-term firm transport actions, short to medium-term firm sales agreements, and short-term spot gas sales to capture market fluctuations.

- *Well Capitalized Balance Sheet with Financial Flexibility.* As of March 31, 2014, on a pro forma basis after giving effect to this offering, we would have had cash on hand of approximately $588.8 million. We believe this cash balance, along with our cash flows from operations and our projected borrowing availability under our revolving credit facility, will be sufficient to fund our capital expenditures and other obligations necessary to execute our business plan over the 2 year period following the completion of this offering. Additionally, we expect to maintain a commodity hedging program designed to mitigate volatility in commodity prices and to protect our expected future cash flows. We expect to enter into commodity derivative contracts such as collars and swaps on at least 50% of our projected proved developed reserves on a forward-looking basis for a period of 1 to 3 years.

- *Proven Management Team that is Highly Aligned with Stockholders.* Our management team possesses extensive oil and natural gas acquisition and development expertise in shale plays, particularly within the Appalachian Basin, and will have a significant economic interest in us upon completion of this offering. Several members of our senior management team have significant experience managing public companies, which we believe will benefit our stockholders. Management's economic interest in us will initially be held in the form of incentive units issued by Eclipse Holdings and could increase following completion of this offering, without diluting public investors, if our stock price appreciates. See "Executive Compensation—Long-term Incentive Compensation—Incentive Units" for a description of the incentive units. Management's current ownership interest in Eclipse Holdings combined with its potential for increased ownership interest in Eclipse Holdings provides a strong incentive for management to grow the value of our company.

Our Business Strategy

Our goal is to create stockholder value by aggressively developing our asset base while generating industry-leading rates of return on our capital. We intend to pursue a number of steps to execute our strategy, including:

- *Aggressively Grow Production, Cash Flow and Reserves through the Economic Development of Our Drilling Inventory.* We intend to aggressively develop our portfolio of identified drilling locations to maximize the present value of the substantial resource we have accumulated. Our management team has considerable experience managing large-scale drilling programs and is focused on growing production, cash flow and reserves in an economically efficient manner. We began to delineate our acreage position within the Utica Core Area and Our Marcellus Project Area in 2013. We are currently operating 3 horizontal rigs, and we expect to bring our total operated horizontal rig count to 6 by year end 2014. In 2014, we plan to invest $577.4 million in drilling and completion capital and plan to spud or participate in 176 gross (69 net) shale wells.

- *Enhance Returns by Optimizing Full-Cycle Economics of Our Production.* We will continually monitor our drilling program in order to achieve the highest total returns on our portfolio of drilling opportunities. As the operator of approximately 81% of our net acreage in the Utica Core Area and Our Marcellus Project Area, we are able to manage: (i) the timing of a large portion of our capital spending, (ii) the well and completion design and (iii) our midstream takeaway options. We will constantly seek to optimize our well economics through thorough and continuous analysis of our and our non-operated

97

employees of Eclipse Resources or our subsidiaries, as well as other individuals who provide services to us or our subsidiaries (including directors), will be eligible to receive awards under the LTIP. The LTIP will expire upon the earliest of (i) its termination by our board of directors, (ii) the date common stock is no longer available under the LTIP for grants of awards, or (iii) the tenth anniversary of the effective date of the LTIP. Shares that may be granted under the LTIP are subject to the availability of shares in the share pool.

Administration of LTIP

The LTIP will initially be administered by our board of directors or a subcommittee thereof (the "Plan Committee"). Under the terms of the LTIP, the Plan Committee will have the power to: (i) adopt, amend, and rescind administrative and interpretative rules and regulations relating to the LTIP; (ii) determine which eligible individuals will be granted awards under the LTIP and the time or times at which such awards will be granted; (iii) determine the amount of cash and/or the number of shares of common stock that will be subject to each award under the LTIP; (iv) determine the terms and provisions of each award agreement; (v) accelerate the time of vesting or exercisability of any award that has been granted under the LTIP; (vi) construe the respective award agreements and the LTIP; (vii) make determinations of the fair market value of the common stock pursuant to the LTIP; (viii) delegate its duties under the LTIP (including, but not limited to, the authority to grant awards) to such agents as it may appoint from time to time; (ix) subject to the terms of the LTIP, terminate, modify, or amend the LTIP; and (x) make all other determinations, perform all other acts, and exercise all other powers and authority necessary or advisable for administering the LTIP, including the delegation of those ministerial acts and responsibilities as our Plan Committee deems appropriate.

Shares Available for Awards Under the LTIP

We expect the aggregate maximum number of shares of our common stock that may be issued under the LTIP will not exceed 16,000,000. Shares of common stock cancelled, settled in cash, forfeited, withheld, or tendered by the participant to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The common stock delivered pursuant to such awards may be common stock acquired in the open market or acquired from any affiliate or other person, or any combination of the foregoing, as determined in the discretion of the Plan Committee.

We expect the LTIP to provide that in any single calendar year during the term of the LTIP an employee may not be granted stock options or stock appreciation rights relating to more than 4,000,000 shares of our common stock. Further, we expect that the following limitations will apply with respect to performance awards granted under the LTIP to the extent the performance awards are intended to qualify as "performance-based compensation" under section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and granted to a "covered employee" as defined under section 162(m) of the Code:

- The maximum number of shares of our common stock that may be subject to awards denominated in shares of our common stock granted to any one individual during any one calendar year in the term of the LTIP (excluding awards granted in connection with this offering) may not exceed 4,000,000 shares; and

- The maximum payment under any performance award denominated in dollars that may be granted to a covered employee during any calendar year will be $5,000,000 for each 12-month period contained in the performance period for such performance award.

We expect that the LTIP will provide that if we effect a subdivision or consolidation or an extraordinary cash dividend on the shares of our common stock, the number of shares of stock subject to the award and the purchase price thereunder (if applicable) will be proportionately adjusted. If we recapitalize, reclassify, or otherwise change our capital structure, outstanding awards will be adjusted so that the award will thereafter cover the number and class of shares to which the holder would have been entitled if he had been the holder of record of the shares covered by such award immediately prior to the recapitalization, reclassification, or other change in our capital structure. Further, the aggregate number of shares available under the LTIP and the individual award limitations described above will also be appropriately adjusted.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership

The following table sets forth information with respect to the beneficial ownership of our common stock as of May 15, 2014 after giving effect to our corporation reorganization by:

- each person known to us to beneficially own more than 5% of our common stock;

- each of our named executive officers;

- each of our directors and any director nominees;

- all of our directors and executive officers as a group; and

- each of the selling stockholders.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective directors, officers and 5% or more stockholders, as the case may be. Unless otherwise noted, the mailing address of each person or entity named in the table is c/o Eclipse Resources Corporation, 2121 Old Gatesburg Road, Suite 110, State College, Pennsylvania 16803. Please see "Certain Relationships and Related Party Transactions" for a discussion of positions, offices and other material relationships which the selling stockholder has had with us, our predecessors and affiliates during the past three years.

We have determined beneficial ownership in accordance with the rules of the SEC. Prior to the completion of our corporate reorganization (which will occur immediately prior to or contemporaneously with the completion of this offering), the ownership interests of our existing owners were represented by partnership interests in Eclipse I.

The selling stockholders have granted the underwriters the option to purchase up to 4,545,000 additional shares of common stock and will sell such shares only to the extent such option is exercised.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering	
	Number	Percentage		Number	Percentage
Selling Stockholders and 5% Stockholders[1]:					
Eclipse Holdings, L.P.	129,700,000	94%	—	129,700,000[2]	81%[2]
EnCap Funds[3]	8,704,732	6%	8,704,732[4]	—	—
The Hulburt Family II Limited Partnership	63,512	*	63,512[4]	—	—
CKH Partners II, L.P.	15,878	*	15,878[4]	—	—
Kirkwood Capital, L.P.	15,878	*	15,878[4]	—	—
Directors, Director Nominees and Named Executive Officers:					
Benjamin W. Hulburt[1]	63,512	*	63,512	—	—
D. Martin Phillips[1]	8,704,732	6%	8,704,732	—	—
Robert L. Zorich[1]	8,704,732	6%	8,704,732	—	—
Douglas E. Swanson, Jr.[1]	—	—	—	—	—
Mark E. Burroughs, Jr.[1]	—	—	—	—	—
Christopher K. Hulburt[1]	15,878	*	15,878	—	—
Randall M. Albert	—	—	—	—	—
Richard D. Paterson	—	—	—	—	—
Joseph C. Winkler, III	—	—	—	—	—
Matthew R. DeNezza	—	—	—	—	—
Thomas S. Liberatore[1]	15,878	*	15,878	—	—
All Directors and Executive Officers as a Group (8 Persons)[1]	8,800,000	6%	8,800,000	—	—

* Less than one percent.

(1) Eclipse Holdings is governed by a board of managers that includes three members (currently Benjamin W. Hulburt, Christopher K. Hulburt and Thomas S. Liberatore) appointed by the Management Funds and four members (currently Mark E. Burroughs, Jr., Douglas E. Swanson, Jr., Robert L. Zorich and D. Martin Phillips) appointed by the EnCap Funds. The board of managers has authority to vote or dispose of the common stock held by Eclipse Holdings, subject to the terms of the stockholders agreement described below.

Following our corporate reorganization, funds affiliated with EnCap, specifically EnCap Energy Capital Fund VIII, L.P., EnCap Energy Capital Fund VIII Co-Investors, L.P. and EnCap Energy Capital Fund IX, L.P., will collectively own 100% of the Class A limited partner interests in Eclipse Holdings. The EnCap Funds are controlled indirectly by David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich, who are the controlling members of RNBD GP LLC. RNBD GP LLC is the sole member of EnCap Investments GP, L.L.C., which is the general partner of EnCap Investments L.P., which is the general partner of (i) EnCap Equity Fund VIII GP, L.P., which is the general partner of EnCap Energy Capital Fund VIII, L.P. and EnCap Energy Capital Fund VIII Co-Investors, L.P., and (ii) EnCap Equity Fund IX GP, L.P, which is the general partner of EnCap Energy Capital Fund IX, L.P. As a result of such control, the shares of our stock that are beneficially owned by the EnCap Funds are also reported as beneficially owned by Messrs. Phillips and Zorich. The address for the EnCap Funds is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002.

Following our corporate reorganization, The Hulburt Family II Limited Partnership, controlled by Benjamin W. Hulburt, will own approximately 66% of the Class B limited partner interests in Eclipse Holdings, CKH Partners II, L.P., controlled by Christopher K. Hulburt, will own approximately 17% of the Class B limited partner interests in Eclipse Holdings, and Kirkwood Capital, L.P., controlled by Thomas S. Liberatore, will own approximately 17% of the Class B limited partner interests in Eclipse Holdings. Benjamin W. Hulburt, Christopher K. Hulburt and Thomas S. Liberatore are the beneficial owners of the shares of our common stock held by The Hulburt Family II Limited Partnership, CKH Partners II, L.P. and Kirkwood Capital, L.P., respectively, due to the control of such individuals over the respective partnerships.

Following our corporate reorganization, Management Holdco will own 100% of the Class C limited partner interests in Eclipse Holdings. Benjamin W. Hulburt, Christopher K. Hulburt, Matthew R. DeNezza and Thomas S. Liberatore have equal ownership interests in, and serve as the members of the board of managers of, Eclipse Management GP, LLC, the general partner of Management Holdco, and therefore indirectly control Management Holdco.

We, Eclipse Holdings, and the foregoing limited partners of Eclipse Holdings will enter into a stockholders agreement following our corporate reorganization as further described under "Corporate Reorganization—Stockholders Agreement." In connection with the closing of this offering, we will enter into a registration rights agreement, or the Registration Rights Agreement, with Eclipse Holdings and its limited partners, the EnCap Funds, the Management Funds and Management Holdco. Pursuant to the Registration Rights Agreement, we have agreed to register the sale of shares of our common stock under certain circumstances. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

(2) Assumes no exercise of the underwriters' option to purchase additional shares of our common stock from the selling stockholders. If the underwriters' option to purchase additional shares of common stock from the selling stockholders is exercised in full, Eclipse Holdings will distribute such shares to its limited partners that are the selling stockholders, and immediately after such distribution and the completion of the offering: Eclipse Holdings will own 125,155,000 shares of our common stock (representing approximately 78% of the outstanding shares of our common stock as of the date set forth above).

(3) Represents 3,766,343 shares of our common stock (representing approximately 2.7% of the outstanding shares of our common stock as of the date set forth above) held by EnCap Energy Capital Fund VIII, L.P., 2,092,413 shares of our common stock (representing approximately 1.5% of the outstanding shares of

our common stock as of the date set forth above) held by EnCap Energy Capital Fund VIII Co-Investors, L.P., and 2,845,977 shares of our common stock (representing approximately 2.1% of the outstanding shares of our common stock as of the date set forth above) held by EnCap Energy Capital Fund IX, L.P. See footnote 1 regarding the control of the EnCap Funds and their ownership interests in Eclipse Holdings.

(4) Assumes no exercise of the underwriters' option to purchase additional shares of our common stock from the selling stockholders. If the underwriters' option to purchase additional shares of common stock from the selling stockholders is exercised in full, Eclipse Holdings will distribute such shares to its limited partners that are the selling stockholders, and (i) the EnCap Funds will collectively offer 13,200,529 shares of our common stock in the offering, (ii) The Hulburt Family II Limited Partnership will offer 96,314 shares of our common stock in the offering, (iii) CKH Partners II, L.P. will offer 24,078 shares of our common stock in the offering, and (iv) Kirkwood Capital, L.P. will offer 24,078 shares of our common stock in the offering.

Ownership Structure After Giving Effect to Our Corporate Reorganization and this Offering


EnCap Funds
Management Funds(1)
Management Holdco(2)
100% Class A Units
100% Class B Units
100% Class C Units
Eclipse Holdings, L.P.
("Eclipse Holdings")
Public Investors
129,700,000 Shares
81.1% of the outstanding shares
30,300,000 Shares
18.9% of the outstanding shares
Eclipse Resources Corporation
(NYSE: ECR)
100% Membership Interests
100% Limited Partner Interests
Eclipse GP, LLC
100% General Partner Interests
Eclipse Resources I, LP
("Eclipse I")
100% Direct Ownership Interest
Operating Subsidiaries

(1) The Management Funds include The Hulburt Family II Limited Partnership, CKH Partners II, L.P and Kirkwood Capital, L.P., which are controlled by Benjamin W. Hulburt, Christopher K. Hulburt and Thomas S. Liberatore, respectively.

(2) Management Holdco is controlled by the board of managers of its general partner. The current members of the board of managers are Benjamin W. Hulburt, Christopher K. Hulburt, Thomas S. Liberatore and Matthew R. DeNezza. The foregoing individuals have equal ownership interests in the general partner.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Eclipse Resources Corporation will consist of 1,000,000,000 shares of common stock, $0.01 par value per share, of which 160,000,000 shares will be issued and outstanding, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Eclipse Resources Corporation does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, preemption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise, or the removal of our incumbent

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of 160,000,000 shares of common stock. Of these shares, all of the 30,300,000 shares of common stock to be sold in this offering (or 34,845,000 shares if the underwriters exercise their option to purchase additional shares from the selling stockholders in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Lock-up Agreements

We, Eclipse Holdings, the limited partners of Eclipse Holdings, the EnCap Funds, the Management Funds and Management Holdco, all of our directors and executive officers, and certain of our employees have agreed not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See "Underwriting" for a description of these lock-up provisions.

Rule 144

In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

UNDERWRITING

Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	
Goldman, Sachs & Co.	
Morgan Stanley & Co. LLC	
Barclays Capital Inc.	
BMO Capital Markets Corp.	
Deutsche Bank Securities Inc.	
KeyBanc Capital Markets Inc.	
RBC Capital Markets, LLC	
Jefferies LLC	
Wells Fargo Securities, LLC	
Capital One Securities, Inc.	
Johnson Rice & Company L.L.C.	
Scotia Capital (USA) Inc.	
Simmons & Company International	
Total	30,300,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters right to reject any order in whole or part.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 4,545,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, Eclipse Holdings, the limited partners of Eclipse Holdings, the EnCap Funds, the Management Funds and Management Holdco, all of directors and executive officers, and certain of our employees have agreed that, for a period of 180 days from the date of this prospectus, subject to certain exceptions, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or

ECLIPSE RESOURCES CORPORATION
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Introduction

Eclipse Resources Corporation (the "Company") is a newly-formed Delaware corporation formed by Eclipse Resources I, LP ("Eclipse I") to engage in the exploitation, development, exploration and acquisition of oil and natural gas properties in the Appalachian Basin. The following unaudited pro forma consolidated financial statements of the Company reflect the historical consolidated results of Eclipse I, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on March 31, 2014, for pro forma balance sheet purposes and on January 1, 2013, for pro forma statements of operations purposes:

- ***The Oxford Acquisition.*** On June 26, 2013, Eclipse I acquired all of the equity interests of Eclipse Resources-Ohio LLC ("Oxford") from Salt Run Capital, Inc., an Ohio corporation, for consideration of $652.5 million (the "Oxford Acquisition").

- ***The Eclipse Operating Acquisition.*** In connection with the Offering (defined below), Benjamin W. Hulburt, Christopher K. Hulburt, and Thomas S. Liberatore will each sell to Eclipse I their ownership interests in Eclipse Resources Operating, LLC ("Eclipse Operating") in exchange for $0.04 million in cash each (the "Eclipse Operating Acquisition").

- ***The Corporate Reorganization.*** Pursuant to the terms of a corporate reorganization (the "Corporate Reorganization") that will be completed contemporaneously with, and conditioned upon, the completion of this offering, (i) Eclipse I will acquire all of the outstanding equity interests of Eclipse Operating, (ii) all of the outstanding equity interests of the existing limited partners of Eclipse I will be exchanged for similar equity interests in Eclipse Holdings, (iii) all of the outstanding equity interests in Eclipse GP, LLC, the general partner of Eclipse I, will be transferred to Eclipse Holdings, and (iv) Eclipse Holdings will contribute all of its equity interest in Eclipse I and the outstanding equity interests in Eclipse GP, LLC to Eclipse Resources Corporation. As a result of these steps, Eclipse Resources Corporation will become a direct subsidiary of Eclipse Holdings.

- ***The Offering.*** For purposes of the unaudited pro forma consolidated financial statements, the "Offering" is defined as the planned issuance and sale to the public of 21.5 million shares of common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in "Use of Proceeds." The net proceeds from the sale of the common stock are expected to be $578.9 million (based on an assumed initial public offering price of $28.50 per share, the midpoint of the range set forth on the cover of this prospectus), net of underwriting discounts and commissions of $29.1 million and other offering costs of $4.8 million.

The unaudited pro forma consolidated balance sheet of the Company is based on the unaudited historical consolidated balance sheet of Eclipse I as of March 31, 2014, and includes pro forma adjustments to give effect to the Eclipse Operating Acquisition, the Corporate Reorganization and the Offering as if they had occurred on March 31, 2014.

The unaudited pro forma consolidated statements of operations of the Company are based on (i) the unaudited historical consolidated statement of operations of Eclipse I for the period ended March 31, 2014, having given effect to the Eclipse Operating Acquisition and the Corporate Reorganization as if they had occurred on January 1, 2013, (ii) the audited historical consolidated statement of operations of Eclipse I for the year ended December 31, 2013, having given effect to the Oxford Acquisition, the Eclipse Operating Acquisition, and the Corporate Reorganization as if they had occurred on January 1, 2013, (iii) the audited historical statement of operations of Oxford for the period from January 1, 2013 through June 25, 2013 included

ECLIPSE RESOURCES CORPORATION
PRO FORMA CONSOLIDATED BALANCE SHEET
MARCH 31, 2014
(Unaudited)

	Eclipse Resources, I Historical	Eclipse Operating (a)	Corporate Reorganization	Offering	Pro Forma As Adjusted
			(in thousands)		
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	$ 27,328	$1,182	$ —	$560,252(e)(f)	$ 588,762
Accounts receivable	30,369	590	(590)(b)	—	30,369
Other current assets	270	511	—	—	781
Deferred tax asset	—	—	1,006(c)	—	1,006
Total current assets	57,967	2,283	416	560,252	620,918
PROPERTY AND EQUIPMENT, AT COST					
Oil and natural gas properties, successful efforts method					
Unproved properties	1,062,033	—	—	—	1,062,033
Proved oil and gas properties	99,614	—	—	—	99,614
Accumulated depreciation, depletion and amortization	(20,553)	—	—	—	(20,553)
Total oil and natural gas properties, net	1,141,094	—	—	—	1,141,094
Other property and equipment, net	3,813	2,003	—	—	5,816
Total property, plant and equipment, net	1,144,907	2,003	—	—	1,146,910
NONCURRENT ASSETS					
Debt issue costs, net	6,976	—	—	—	6,976
Other assets	1,443	—	—	(1,388)(c)	55
Total noncurrent assets	8,419	—	—	(1,388)	7,031
TOTAL ASSETS	$1,211,293	$4,286	$ 416	$558,864	$1,774,859
LIABILITIES AND EQUITY					
CURRENT LIABILITIES					
Accounts payable	$ 40,309	$ 911	$ —	$ —	$ 41,220
Accrued liabilities	7,445	1,753	—	—	9,198
Accrued capital expenditures	11,385	—	—	—	11,385
Accrued interest payable	11,442	—	—	—	11,442
Accrued liabilities—related party	539	—	(539)(b)	—	—
Deferred revenue	—	1,608	(1,608)(b)	—	—
Total current liabilities	71,120	4,272	(2,147)	—	73,245
NONCURRENT LIABILITIES					
Debt, net of unamortized discount of $10.2 million	412,230	—	—	—	412,230
Credit facility	20,000	—	—	(20,000)(f)	—
Pension liabilities	278	—	—	—	278
Deferred revenue	—	17	(17)(b)	—	—
Asset retirement obligations	9,311	—	—	—	9,311
Deferred tax liability	—	—	56,364(c)	—	56,364
Total noncurrent liabilities	441,819	17	56,347	(20,000)	478,183
COMMITMENTS AND CONTINGENCIES					
MEMBERS' EQUITY	698,048	— (3)	(698,045)(d)	—	—
STOCKHOLDERS' EQUITY					
Preferred stock	—	—	—	—	—
Common stock	—	—	1,385(d)	215(e)	1,600
Additional paid-in capital	—	—	696,660(d)	578,649(e)	1,275,309
Accumulated deficit	—	—	(53,784)(c)	—	(53,784)
Accumulated other comprehensive income	306	—	—	—	306
Total stockholders' equity	306	—	644,261	578,864	1,223,431
TOTAL LIABILITIES AND EQUITY	$1,211,293	$4,286	$ 416	$558,864	$1,774,859

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

ECLIPSE RESOURCES CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
(Unaudited)

	Eclipse Resources, I Historical	Eclipse Operating (g)	Eclipse Resources - Ohio Acquisition (h)	Corporate Reorganization	Pro Forma As Adjusted
			(in thousands, except per share data)		
REVENUES					
Oil and natural gas sales	$ 12,935	$13,658	$ 7,703	$(13,658)[l]	$ 20,638
Total revenues	12,935	13,658	7,703	(13,658)	20,638
OPERATING EXPENSES					
Exploration	3,022	—	183	—	3,205
Lease operating	2,576	—	2,160	—	4,736
Transportation and gathering	67	—	—	—	67
Production and ad valorem taxes	77	—	87	—	164
Depreciation, depletion and amortization ...	6,163	—	3,093 [i]	—	9,256
Impairments	2,081	—	—		2,081
General and administrative	21,276	13,658	2,532	(13,658)[l]	23,808
Accretion expense	364	—	338 [j]	—	702
Total operating expenses	35,626	13,658	8,393	(13,658)	44,019
OPERATING LOSS	(22,691)	—	(690)	—	(23,381)
OTHER (EXPENSE)					
Interest expense, net	(20,850)	(2)	(20,700)[k]	—	(41,552)
Total other (expense), net	(20,850)	(2)	(20,700)	—	(41,552)
LOSS BEFORE INCOME TAXES	(43,541)	(2)	(21,390)	—	(64,933)
INCOME TAX BENEFIT	—	—	—	24,897[m]	24,897
NET LOSS	$(43,541)	$ (2)	$(21,390)	$ 24,897	$(40,036)
NET LOSS PER COMMON SHARE (n)					
Basic and Diluted					$ (0.41)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (n)					
Basic and Diluted					96,761

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

ECLIPSE RESOURCES CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)

	Eclipse Resources, I Historical	Eclipse Operating (o)	Corporate Reorganization	Offering	Pro Forma As Adjusted
		(in thousands, except per share data)			
REVENUES					
Oil and natural gas sales	$ 24,788	$7,494	$(7,494)(p)	$—	$ 24,788
Total revenues	24,788	7,494	(7,494)	—	24,788
OPERATING EXPENSES					
Exploration	4,545	—	—	—	4,545
Lease operating	1,791	—	—	—	1,791
Transportation and gathering	904	—	—	—	904
Production and ad valorem taxes	353	—	—	—	353
Depreciation, depletion and amortization	12,027	—	—	—	12,027
General and administrative	8,394	7,494	(7,494)(p)	—	8,394
Accretion expense	186	—	—	—	186
Gain on reduction in pension liability	(2,208)	—	—	—	(2,208)
Total operating expenses	25,992	7,494	(7,494)	—	25,992
OPERATING LOSS	(1,204)	—	—	—	(1,204)
OTHER INCOME (EXPENSE)					
Loss on derivative instruments	(3,611)	—	—	—	(3,611)
Interest expense, net	(13,636)	1	—	32(r)	(13,603)
Total other income (expense), net	(17,247)	1	—	32	(17,214)
LOSS BEFORE INCOME TAXES	(18,451)	1	—	32	(18,418)
INCOME TAX BENEFIT	—	—	6,457(q)	(11)(r)	6,446
NET LOSS	$(18,451)	$ 1	$ 6,457	$ 21	$(11,972)
NET LOSS PER COMMON SHARE (s)					
Basic and diluted					$ (0.08)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (s)					
Basic and diluted					144,085

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

ECLIPSE RESOURCES CORPORATION
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION, THE OFFERING AND OTHER TRANSACTIONS

The historical financial information is derived from the consolidated financial statements of Eclipse I, Eclipse Resources-Ohio, LLC and Eclipse Resources Operating, LLC included elsewhere in this prospectus. For purposes of the unaudited pro forma balance sheet, it is assumed that the Eclipse Operating Acquisition, the Corporate Reorganization and the Offering described elsewhere in this prospectus had each taken place on March 31, 2014. For purposes of the unaudited pro forma statements of operations, it is assumed that the Oxford Acquisition, the Eclipse Operating Acquisition, the Corporate Reorganization and the Offering described elsewhere in this prospectus all transactions had taken place on January 1, 2013.

NOTE 2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:

(a) Reflects the acquisition of Eclipse Operating for $0.1 million. Eclipse Operating serves as manager of Eclipse I's assets. In performing such function, Eclipse Operating (i) collects all revenue and pays all expenses of Eclipse I and other working interest partners, and (ii) distributes all cash and bills all expenses to Eclipse I and other working interest partners for their respective interests. As such, the only assets and liabilities of Eclipse Operating are accounts receivable, fixed assets, and accounts payable. At March 31, 2014, Eclipse I had a net account payable outstanding of $0.5 million to Eclipse Operating. As the acquisition cost of $0.1 million was not material and the Company will assume all the assets and liabilities of Eclipse Operating presented herein, no purchase price allocation has been presented.

(b) Reflects the elimination of (i) intra-company accounts receivable (payable) between Eclipse I and Eclipse Operating, and (ii) Eclipse Operating deferred revenue.

(c) Reflects estimated change in deferred tax assets and liabilities for temporary differences between the historical cost basis and tax basis of the Company's assets and liabilities as the result of its deemed change in tax status to a subchapter C corporation at March 31, 2014. A corresponding charge to earnings has not been reflected in the unaudited pro forma statement of operations as the charge is considered non-recurring.

(d) Reflects the exchange of 138.5 million shares of the Company's common stock for all the membership interest of Eclipse I.

(e) Reflects estimated proceeds of $578.9 million from the issuance and sale of shares of common stock at an assumed initial public offering price of $28.50 per share, net of underwriting discounts and commissions of $29.1 million, in the aggregate, and additional estimated expenses related to the Offering of approximately $4.8 million, of which $1.4 million was paid prior to March 31, 2014 and recorded in Other Assets in the Company's Consolidated Balance Sheet at March 31, 2014.

(f) Reflects the repayment of $20.0 million of outstanding borrowings as of March 31, 2014 under the Eclipse I revolving credit facility with proceeds from the Offering.

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma statement of operations as of December 31, 2013:

(g) Reflects the historical results of operations of Eclipse Operating during the year ended December 31, 2013, derived from the historical audited financial statements of Eclipse Operating, included elsewhere in this prospectus.

(h) Reflects the results of operations of Oxford for the period from January 1, 2013 through June 25, 2013, derived from the historical audited financial statements of Oxford, with the exception of the pro forma

ECLIPSE RESOURCES I, LP
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)
(Unaudited)

	For the Three Months Ended March 31,	
	2014	2013
REVENUES		
Oil and natural gas sales	$ 24,788	$ 288
Total revenues	24,788	288
OPERATING EXPENSES		
Exploration	4,545	72
Lease operating	1,791	5
Transportation, gathering and compression	904	—
Production and ad valorem taxes	353	4
Depreciation, depletion and amortization	12,027	488
General and administrative	8,394	1,483
Accretion of asset retirement obligations	186	—
Gain on reduction of pension liability	(2,208)	—
Total operating expenses	25,992	2,052
OPERATING LOSS	(1,204)	(1,764)
OTHER INCOME (EXPENSE)		
Loss on derivative instruments	(3,611)	—
Interest income (expense), net	(13,636)	5
Total other income (expense), net	(17,247)	5
NET LOSS	$(18,451)	$(1,759)
PRO FORMA INFORMATION (UNAUDITED)		
Net loss	$(18,451)	
Pro forma provision for income taxes	6,458	
Pro forma net loss	$(11,993)	
Pro forma loss per common share		
Basic and diluted	$ (0.10)	
Weighted average pro forma shares outstanding		
Basic and diluted	122,585	

The accompanying notes are an integral part of these consolidated financial statements.

ECLIPSE RESOURCES I, LP
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	For the Years Ended December 31,	
	2013	2012
REVENUES		
Oil and natural gas sales	$ 12,935	$ 370
Total revenues	12,935	370
OPERATING EXPENSES		
Exploration	3,022	3,899
Lease operating	2,576	16
Transportation, gathering and compression	67	—
Production and ad valorem taxes	77	1
Depreciation, depletion and amortization	6,163	404
Impairment of oil and gas properties	2,081	793
General and administrative	21,276	4,425
Accretion of asset retirement obligations	364	—
Total operating expenses	35,626	9,538
Gain on sale of properties	—	372
OPERATING LOSS	(22,691)	(8,796)
OTHER INCOME (EXPENSE)		
Interest income (expense), net	(20,850)	37
Total other income (expense), net	(20,850)	37
NET LOSS	$(43,541)	$(8,759)
PRO FORMA INFORMATION (UNAUDITED)		
Net loss	$(43,541)	
Pro forma benefit for income taxes	15,239	
Pro forma net loss	$(28,302)	
Pro forma loss per common share		
Basic and diluted	$ (0.38)	
Weighted average pro forma shares outstanding		
Basic and diluted	75,261	

The accompanying notes are an integral part of these consolidated financial statements.

30,300,000 Shares



Eclipse Resources Corporation

Common Stock

———

P R O S P E C T U S

, 2014

———

Citigroup
Goldman, Sachs & Co.
Morgan Stanley
Barclays
BMO Capital Markets
Deutsche Bank Securities
KeyBanc Capital Markets
RBC Capital Markets
Jefferies
Wells Fargo Securities
Capital One Securities
Johnson Rice & Company L.L.C.
Scotiabank/Howard Weil
Simmons & Company International

Until   , 2014, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. *Other Expenses of Issuance and Distribution*

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the registration fee, FINRA filing fee and NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 134,641
FINRA filing fee	157,303
NYSE listing fee	250,000
Accountants' fees and expenses	750,000
Legal fees and expenses	2,000,000
Printing and engraving expenses	250,000
Transfer agent and registrar fees	125,000
Miscellaneous	1,113,056
Total	$4,780,000

Item 14. *Indemnification of Directors and Officers*

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.